Casino Provides Guidance on Assessment Submission

VANCOUVER, BC -- (Marketwired - August 22, 2016) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN), through its wholly-owned subsidiary Casino Mining Corp. ("CMC"), has submitted to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") Executive Committee a schedule for completion of the Casino Mine ESE Statement.

In the schedule, CMC indicates that it plans to submit the Casino Mine ESE Statement by December 31, 2017. The ESE Statement will form the basis for the Company's assessment application for the Panel Review and will include all of the material submitted previously, plus additional information.

CMC is committed to incorporating the best available technologies and practices for modern mining into the project's design. During the next year, CMC will continue to evaluate several optimizations to the project, including:

--  Modifying the tailings and mine waste management facility to incorporate the recommendations from the Independent Engineering Review Panel (see news release dated August 16, 2016) and current internationally accepted standards and good practices;
--  Relocating certain project facilities, including the airstrip, to reduce the project footprint and decrease the cumulative impacts on caribou migration and habitat; and
--  Engaging in further studies regarding traditional land use activities and traditional knowledge in partnership with local First Nations.

"The information contained in the ESE Statement will reflect Western Copper and Gold's commitment to environmentally responsible development. Through enhancements to the tailings management facility and reduction of the project footprint, the new application will address many of the significant matters identified in the assessment process to date. We look forward to working with YESAB, Federal, Territorial and First Nation Governments and the public over the next year to complete the ESE Statement." said Paul West-Sells, President and CEO.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon Territory. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the submission timeline and content of the ESE Statement, and the Casino Project being Canada's premier copper-gold mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; that the Company's other corporate activities will proceed as expected, and any additional financing needed will be available on reasonable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. These risks are set forth in Western's most recently filed Form 20-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

For more information, please contact:
Chris Donaldson
Manager, Corporate Development and Investor Relations
604.638.2520
cdonaldson@westerncopperandgold.com